     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1999

                                                      REGISTRATION NO. 333-72669
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              AT HOME CORPORATION
           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      77-0408542
       (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

                              425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
 (ADDRESS AND TELEPHONE NUMBER OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH A. GOLDMAN
                            CHIEF FINANCIAL OFFICER
                              AT HOME CORPORATION
                              425 BROADWAY STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 569-5000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF THE REGISTRANT'S AGENT FOR SERVICE)

                                   COPIES TO:

           GORDON K. DAVIDSON, ESQ.                       JANE D. GOLDSTEIN, ESQ.
          WILLIAM R. SCHREIBER, ESQ.                            ROPES & GRAY
             THOMAS J. HALL, ESQ.                         ONE INTERNATIONAL PLACE
              FENWICK & WEST LLP                      BOSTON, MASSACHUSETTS 02110-2624
             TWO PALO ALTO SQUARE                              (617) 951-7000
         PALO ALTO, CALIFORNIA 94306
                (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
                                  AT HOME LOGO

                              AT HOME CORPORATION
                    919,000 SHARES OF SERIES A COMMON STOCK

                           -------------------------


At Home's Series A common stock currently trades on the Nasdaq National Market.


Last reported sale price on April 27, 1999: $154.25 per share.


Trading Symbol: ATHM


                           -------------------------

                                  THE OFFERING


Under this prospectus, the selling stockholders named on pages 27 and 28 of this prospectus are offering and selling shares of our Series A common stock that they acquired as a result of our acquisition of Narrative Communications Corp.


                           -------------------------


THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this prospectus is April   , 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           -------------------------

                               TABLE OF CONTENTS
                           -------------------------


Prospectus Summary...............    3
Risk Factors.....................    4
Recent Events....................   18
Relationships With Our Cable
  Partners.......................   19
Use of Proceeds..................   23
Dividend Policy..................   23
Selling Stockholders.............   24
Plan of Distribution.............   30
Legal Matters....................   33
Experts..........................   33
Forward-Looking Statements.......   33
Where You Can Find More
  Information....................   33

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, the terms we, our, us, the company and At Home refer to At Home Corporation, a Delaware corporation.


                                  THE COMPANY


     We are the leading provider of broadband Internet services to consumers over the cable television infrastructure. Our primary offering, the @Home service, allows residential subscribers to connect their personal computers through cable television wiring infrastructures to a high-speed Internet backbone network developed and managed by us.



     Our @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. For businesses, our @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructures and digital telecommunications lines.



     See "Recent Events" for a summary of some of our recent transactions and events. @Home, @Home Network, @Media, @Work and the @ball logo are our registered trademarks, and @Work Internet is our service mark. This prospectus also includes trademarks of other companies.



                                  THE OFFERING



     All of the shares offered under this prospectus were originally issued by us to former Narrative stockholders in connection with our acquisition of Narrative. The shares offered under this prospectus represent less than 1% of our outstanding shares of Series A common stock as of March 31, 1999. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933 during the period commencing on the effective date of the registration statement of which this prospectus is a part and ending on December 30, 1999, or as specified in our rights agreement dated December 30, 1998 with the Narrative stockholders.


Series A common stock that may be
  offered by selling stockholders.......  919,000 shares
Series A common stock to be outstanding
  after this offering...................  107,312,141 shares*
Series B common stock to be outstanding
  after this offering...................  15,400,000 shares*
Series K common stock to be outstanding
  after this offering...................  2,609,707 shares*
Use of proceeds.........................  We will not receive any proceeds.
Nasdaq National Market symbol...........  ATHM

-------------------------

* Based on the number of shares outstanding as of March 31, 1999.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.


     RISKS RELATED TO OUR BUSINESS



WE HAVE INCURRED AND EXPECT TO INCUR SUBSTANTIAL LOSSES



     We were incorporated in March 1995, commenced operations in August 1995, and have incurred net losses from operations in each fiscal period since our inception. As of December 31, 1998, we had an accumulated deficit of $227.2 million. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As a result, we expect to incur additional net losses before cost and amortization of distribution agreements and amortization of goodwill and other intangible assets for at least the next three quarters.



OUR BUSINESS IS UNPROVEN, AND WE MAY NOT ACHIEVE PROFITABILITY


     The profit potential of our business model is unproven. Our @Home service was available only in portions of 59 geographic markets as of December 31, 1998 and may not achieve broad consumer or commercial acceptance. Although approximately 2,053 primarily small- and medium-sized business organizations have agreed to utilize @Work services as of December 31, 1998, our @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. We have difficulty predicting whether the pricing models for our Internet services will prove to be viable, whether demand for our Internet services will materialize at the prices our cable partners charge for the @Home service or the prices we or our cable partners charge for @Work services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our services do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be significantly harmed. We may never achieve favorable operating results or profitability.

GROWTH OF THE @HOME SERVICE MAY BE INHIBITED BY FACTORS BEYOND OUR CONTROL


     As of December 31, 1998, we had approximately 331,000 cable modem subscribers, including recently acquired Internet subscribers that are being converted to the @Home service. Our ability to increase the number of subscribers to the @Home service to achieve our business plans and generate future revenues will depend on many factors which are beyond our control. For instance, some of our cable partners have not achieved the subscriber levels that we had originally anticipated. Other factors include:



     - the rate at which our current and future cable partners upgrade their cable infrastructures for two-way data services


     - our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades

     - the success of our cable partners in marketing and installing the @Home service in their local cable areas

     - the prices that our cable partners set for the @Home service and for its installation

     - the speed at which our cable partners can complete the installations required to initiate service for new subscribers


     - the commercial availability of self-installable, two-way modems that comply with the recently adopted interface standards known as DOCSIS, and the success of our roll-out of these products with the @Home service


     - the quality of customer and technical support provided by us and our cable partners

     - the quality of content on the @Home service


WE NEED TO ADD SUBSCRIBERS AT A RAPID RATE FOR OUR BUSINESS TO SUCCEED, BUT WE MAY NOT ACHIEVE OUR SUBSCRIBER GROWTH GOALS



     Our actual revenues or the rate at which we will add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased during 1998 does not necessarily indicate the rate at which subscribers may be expected to grow in the future. In particular, while we have recently forecast that our number of subscribers could grow to over 1.1 million by December 31, 1999 from approximately 331,000 subscribers at December 31, 1998, we may not achieve this level of subscriber growth.



OUR SUBSCRIBER GROWTH DEPENDS ON THE ACTIONS OF OUR CABLE PARTNERS, AND IS LIMITED BY PRICE AND INSTALLATION CONSTRAINTS



     We believe subscriber growth has been constrained, and will continue to be constrained, by the cost and time required to install the @Home service for each residential consumer. In addition, our growth has been constrained by the rate at which our cable partners have upgraded their systems, and most of our cable partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service.



IF WE CANNOT MAINTAIN THE SCALABILITY, SPEED AND SECURITY OF OUR NETWORK, CUSTOMERS WILL NOT ACCEPT OUR SERVICES



     Due to the limited deployment of our services, the ability of our network to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as our subscribers increase. In recent periods, the performance of our network has experienced some deterioration in some markets as a result of subscriber abuse of the @Home service. While we seek to eliminate this abuse by limiting users' upstream bandwidth, our failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for our services. In addition, while we have taken steps to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail, public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of our network, may inhibit the acceptance of our Internet services.

IF NEW TWO-WAY CABLE MODEMS ARE NOT DEPLOYED TIMELY AND SUCCESSFULLY, WE MAY NOT BE ABLE TO GROW OUR SUBSCRIBER BASE AS QUICKLY



     Each of our subscribers currently must obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay some deployments of the @Home service until the widespread commercial availability of DOCSIS-compliant cable modems. Our subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service further. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until at least the second quarter of 1999. If our cable partners are not able to obtain a sufficient quantity of DOCSIS-compliant modems, our growth will be limited.


OUR MARKETS ARE HIGHLY COMPETITIVE


     The markets for consumer and business Internet services and online content are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors in these markets are other providers of cable-based Internet services, national long-distance and local exchange carriers, Internet and online service providers, and Internet content aggregators.



     We compete with other cable-based services. Our competitors in the cable-based services market are those companies that have developed their own cable-based services and market those services to unaffiliated cable system operators that are planning to deploy data services. In particular, Time Warner Inc. and MediaOne Group, which recently agreed to merge with our cable partner Comcast Corporation, have deployed high-speed Internet access services over their existing local cable networks through their own cable-based Internet service, Road Runner. Road Runner features a variety of proprietary content from Time Warner Publications. Time Warner's substantial libraries of multimedia content could provide Road Runner with a significant competitive advantage. In June 1998, Microsoft Corporation and Compaq Computer Corporation each invested $212.5 million in Road Runner and announced that Microsoft will provide software for the Road Runner service and that Compaq will produce cable-ready personal computers to be used with the service. Time Warner and MediaOne plan to market the Road Runner service through their own cable systems as well as to other cable system operators nationwide. Although we do not presently compete directly with the Road Runner service for subscribers because Road Runner is offered over different cable systems from those which carry the @Home service, we do compete with the Road Runner service in seeking to establish distribution arrangements with cable system operators. Furthermore, if and when our existing cable partners cease to be subject to their exclusivity obligations, we may compete with Road Runner and potentially other Internet service providers for distribution over the cable systems of our cable partners. In addition, other cable system operators, including Adelphia Communications Corporation, have launched their own cable-based Internet services that could compete with our services.



     We also compete with other high-speed telecommunications technologies. Long distance inter-exchange carriers, such as AT&T, MCI Worldcom and Sprint have deployed large-scale Internet access networks and sell connectivity to business and residential customers. The regional Bell operating companies and other local exchange carriers have also entered this field and are providing price competitive services. Many of these carriers are offering diversified packages of telecommunications services, including Internet access, to residential customers and could bundle these services together, which could put us at a competitive disadvantage. Many of these competitors are offering or may soon offer technologies that will compete with some or all of our high-speed data service offerings. These technologies include integrated services digital network, or ISDN and asymmetric digital subscriber line, or ADSL. In January 1998, technology companies including Compaq, Intel and Microsoft together with numerous telecommunications providers announced an initiative to develop a simplified version of ADSL, referred to as ADSL Lite, which is intended to reduce the complexity and expense of installing Internet services based on ADSL. Also, in October 1998, the International Telecommunications Union adopted an ADSL standard called GLite. Widespread commercial acceptance of ADSL technologies could significantly reduce the potential subscriber base for our Internet services.



     We compete with other online services. We also compete with Internet service providers that provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. While not offering the advantages of broadband access, these services are widely available and inexpensive. In addition, we compete with online service providers such as America Online, Inc. that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer videoconferencing. These services currently are designed for broad consumer access over telecommunications-based transmission media, which enables the provision of data services to the large group of consumers who have personal computers with modems. America Online and Bell Atlantic have recently entered into an agreement under which America Online will offer its Internet services using Bell Atlantic's advanced digital subscriber line infrastructure. Online service providers also provide basic Internet connectivity, ease of use and consistency of environment. In addition to developing their own content or supporting proprietary third-party content developers, online services often establish relationships with traditional broadcast and print media outlets to bundle their content into the service.


     We compete with content aggregators and Internet portals. Finally, we compete with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience. Leading companies in this area include America Online, Yahoo! Inc. and Lycos, Inc. In this market, competition affects existing and potential relationships with both content providers and subscribers. The principal bases of competition in attracting content providers include quality of demographics, audience size, cost-effectiveness of the medium and ability to create differentiated experiences using aggregator tools. The principal bases of competition in attracting subscribers include richness and variety of content and ease of access of the desired content. Many online service providers, such as America Online, have the advantage of large customer bases, industry experience, many content partnerships and significant resources.

     Many of our competitors have more resources than we do. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than we could. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm us. Further, as a strategic response to changes in the competitive environment, we and our cable partners may make pricing, service or marketing decisions or enter into acquisitions or new ventures that could significantly harm us.


OUR DEPENDENCE ON OUR NETWORK EXPOSES US TO A SIGNIFICANT RISK OF SYSTEM FAILURE


     Our operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster, or operational disruption, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could harm our business.


YEAR 2000 ISSUES COULD AFFECT THE PERFORMANCE OF OUR SYSTEMS


     If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations. To address these Year 2000 issues, we and our majority shareholder, TCI, have initiated a comprehensive program to address Year 2000 readiness in our systems and with our customers' and suppliers' systems. The program has been designed to gather information regarding the Year 2000 compliance of products and services that we require to deploy our residential and commercial Internet services. Under the program, assessment and remediation are proceeding in tandem, and we intend to have our critical systems in Year 2000 compliance by June 30, 1999. These activities encompass all major categories of systems that we use, including network management, customer service and business operations. The costs incurred to date related to the program have not been material. We currently expect that the total cost of our Year 2000 readiness program will not exceed $750,000 in 1999. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of our Year 2000 readiness needs and is subject to change as the program proceeds.

     As part of our normal course of operations, we are currently in the process of transitioning to or implementing new computer software for our accounting, billing, network management, human resources and other management information systems. We are assessing and testing these systems for Year 2000 compliance and will implement changes to these systems, if necessary. The successful implementation of these new systems is crucial to the efficient operation of our business. However, we may not implement our new systems in an efficient and timely manner, and the new systems may not be adequate to support our operations. Problems with installation or initial operation of the new systems could cause substantial difficulties in operations planning, business management and financial reporting, which could significantly harm our business. The cost of bringing our new systems into Year 2000 compliance, if necessary, is not expected to have a material effect on our financial condition or results of operations.

     We have also initiated formal communications with many of our significant suppliers to determine the extent to which we are vulnerable to these suppliers' failure to remedy their own Year 2000 issues. We have already received assurances of Year 2000 compliance from a number of those suppliers. Most of the suppliers have no contractual obligations under existing contracts to provide us with this information. We are taking steps with respect to new supplier agreements to seek assurance that the suppliers' products and internal systems are Year 2000 compliant. Despite these assurances, we may still experience supplier-related Year 2000 problems.


     Although we currently expect that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or a failure to fully identify all Year 2000 dependencies in our existing system and in the systems of our suppliers could harm our business. Therefore, we are developing, but do not yet have, contingency plans for continuing operations in the event these problems arise.


OUR LIMITED EXPERIENCE WITH INTERNATIONAL EXPANSION MAY PREVENT US FROM GROWING OUR BUSINESS OUTSIDE THE UNITED STATES

     A key component of our strategy is expansion into international markets. To date, we have developed distribution relationships only with United States, Canadian and Dutch cable system operators. We have extremely limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing Internet services in foreign jurisdictions, including:

     - regulatory requirements, including the regulation of Internet access

     - legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions

     - potential inability to use European customer information due to new European governmental regulations

OUR BUSINESS MAY BE IMPACTED BY CABLE UNBUNDLING PROPOSALS AND OTHER GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES


     Federal regulation could harm our business. Currently, our services are not directly subject to regulations of the Federal Communication Commission or any other federal or state communications regulatory agency. However, changes in the regulatory environment relating to the Internet market, including regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the regional Bell operating companies or other telecommunications companies, could affect our pricing or ability to market our services successfully. For example, regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our services. Similarly, legislation considered in the last Congress, which would have restricted the use of subscriber information by interactive computer services for marketing and other purposes, could harm the marketing of our services or our revenue from advertising.



     Local franchise authorities could seek to regulate our services. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as additional cable services under their respective local franchise agreements, and to pay franchise fees under those agreements. Local franchise authorities may attempt to subject cable systems to higher or other franchise fees or taxes or otherwise require cable operators to obtain additional franchises in connection with their distribution of the @Home service. There are thousands of franchise authorities, and it would be difficult or impossible for us or our cable partners to operate under a unified set of franchise requirements.


     The FCC could require our cable partners to grant our competitors access to the cable infrastructure. America Online, MindSpring Enterprises, Inc., Consumers Union and other parties have requested the FCC to require cable operators to provide Internet and online service providers with unbundled access to the cable infrastructure. If the FCC were to require third-party access to the cable infrastructure, Internet and online service providers could potentially provide services over the cable infrastructure of our cable partners that compete with our services. If the FCC or another governmental agency were to classify our cable partners as common carriers of Internet services, or if they were to seek this classification as a means of protecting themselves against liabilities, our rights as the exclusive residential high-speed Internet service provider over the systems of our United States cable partners could be lost. In addition, if we or our United States cable partners were classified as common carriers, these cable partners could be subject to government-regulated tariff schedules for the amounts they could charge for our services.


     Local agencies may require third party access. The third party access issue has also been raised in proceedings before local governments. Portland and Multnomah County, Oregon have imposed a third-party access requirement on TCI as a condition of its merger with AT&T. AT&T and TCI have challenged this action in Federal District Court. Other municipalities, including Los Angeles, are considering imposing third-party access requirements on cable operators. This issue is likely to be raised in franchise renewal proceedings and in connection with transfers of cable systems between cable operators.

     Canadian regulation could affect our business. Rogers and Shaw have informed us that, due to Canadian regulations, they are required to provide access to their respective networks to third-party Internet service providers. Although no third party currently uses Rogers' or Shaw's networks for the purpose of offering Internet services, these Canadian regulations preclude us from having an exclusive contractual right to access these networks.

     Deregulation of telephone companies could enhance their ability to compete against our service. The FCC also is considering whether to provide the Bell operating companies and other incumbent local exchange carriers with significant relief from existing access, resale, unbundling, pricing, and cost recovery rules and policies. This relief, which would ignore local access and transport boundaries, would be designed to encourage the deployment and operations by these carriers of high-capacity, packet-switched networks and other advanced telecommunications facilities and related services, including Internet access services. Deregulation of telephone company advanced services could enhance the ability of these companies to compete against the delivery of @Home's services by our cable partners.

WE COULD FACE LIABILITY FOR DEFAMATORY OR INDECENT CONTENT


     Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, some foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.


     RISKS RELATED TO OUR RELATIONSHIPS WITH OUR CABLE PARTNERS



WE DEPEND ON OUR CABLE PARTNERS TO UPGRADE TO THE TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT THE @HOME SERVICE; THE AVAILABILITY AND TIMING OF THESE UPGRADES ARE UNCERTAIN



     Transmission of the @Home service and cable-based @Work services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a portion of existing cable plant in the United States and in some international markets has been upgraded to two-way hybrid fiber coaxial cable, and even less is capable of high-speed two-way transmission. As of December 31, 1998, approximately 23% of our North American cable partners' cable infrastructure is capable of delivering the @Home service. Our cable partners have announced and begun to implement major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our services. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering high-performance Internet services and would significantly harm our business.



OUR CABLE PARTNERS ARE NOT GENERALLY OBLIGATED TO CARRY OUR SERVICES, AND THE EXCLUSIVITY OBLIGATIONS THAT PREVENT THEM FROM CARRYING COMPETING SERVICES MAY BE TERMINATED



     Our cable partners are subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, most of our cable partners are under no affirmative obligation to carry any of our services, and the exclusivity obligations of our principal cable partners, TCI, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances. For example, our principal cable partners may terminate all their exclusivity obligations upon a change in law that materially impairs some of their rights. Also, Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results in the incumbent directors of TCI no longer constituting a majority of TCI's board within 12 months after the change of control. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of their original agreement.



     Depending on their subscriber penetration rates, as of June 4, 1999 and as of each anniversary of that date, Cox or Comcast has the right to terminate the exclusivity provisions of our principal cable partners if AT&T and its affiliates do not meet @Home subscriber penetration levels. On June 4, 1999, we expect that Cox will have this right, but Cox has agreed to waive this right for 1999 so long as proposed governance changes are approved by our stockholders prior to July 22, 1999. Our board approved these governance changes on April 16, 1999. We are submitting the proposed changes to our stockholders at our 1999 annual meeting of stockholders. Our stockholders agreement requires AT&T, Comcast and Cox to vote their shares in favor of the changes. These governance changes will generally require board action to be approved by a majority of our board, including the board representatives of AT&T and either Cox or Comcast. In addition, as further consideration for Cox's waiver of its right to terminate exclusivity as of June 4, 1999, AT&T has agreed to increase its subscriber acquisition goal for the next twelve months above its current goal for that period. Termination the exclusivity obligations by Cox or Comcast could significantly harm our business and cause an immediate drop in our stock price.



     Finally, Comcast may terminate its own exclusivity obligations upon its election after June 4, 1999 if it permits a portion of its equity in us to be repurchased by us at Comcast's original cost. Comcast has informed us that it has entered into an agreement with Microsoft Corporation under which Microsoft can require Comcast to terminate its exclusivity obligations after June 4, 1999. Although Microsoft has stated in the agreement that it has no present intention to do so, Microsoft may be more likely than Comcast to terminate Comcast's exclusivity obligations.



WE ARE CONTROLLED BY TCI AND AT&T



     TCI, which recently merged with AT&T, controls approximately 71% of our voting power and currently has the power to elect a majority of our board members and to control all matters requiring the approval of our stockholders. TCI's Series B common stock carries ten votes per share and gives TCI the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. Currently, four of our 10 directors are directors, officers or employees of TCI or its affiliates, including AT&T. Under our current corporate governance structure, as long as TCI owns at least 7,700,000 shares of our Series B common stock and holds a majority of our voting power, our board may take action only if approved by the board and by a majority of the Series B directors, three of the five of which are designees of TCI. This allows TCI to block actions of our board, even through the TCI directors may not then constitute a majority of the board. In addition, TCI can expand the board at any time and fill the vacancies with TCI designees to control a majority of the board. After our 1999 stockholder's meeting, if the proposed governance changes are adopted, TCI will no longer have the ability to expand the board and fill vacancies, and approval of at least 75%, or four of the five, of our Series B directors will be required for most board actions. As a result of the proposed governing changes we will not be able to take any corporate actions without the approval of TCI's Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox.


     Notwithstanding these provisions, all of our directors owe fiduciary duties to our stockholders. AT&T now owns TCI and therefore controls us. Even if and when we complete the Excite merger, TCI or AT&T will continue to own more than 50% of our voting power.

WE DEPEND ON TCG FOR LOCAL TELECOMMUNICATIONS SERVICES FOR OUR @WORK SERVICES



     We depend on TCG, which is owned by AT&T, to provide local telecommunications services and co-location within TCG's facilities on favorable economic terms. This relationship enables us to provide @Work services to an entire metropolitan area in which TCG has facilities. If we were required to obtain comparable telecommunications services from local exchange carriers, we would effectively be limited to providing @Work services to commercial customers within a ten-mile radius of one of our points of presence. As a result, we would be required to build multiple points of presence to service an entire metropolitan area, which would substantially increase our capital costs to enter new markets and which could make market entry uneconomical. If we were required to pay standard local exchange carrier rates, the ongoing operating costs for our @Work services would be substantially higher. The loss of our strategic relationship with TCG would significantly harm our ability to deploy our @Work services. In addition, TCG has acquired a provider of Internet-related services to businesses and corporate customers and will compete directly with the @Work Internet service. To the extent TCG acquires or enters into strategic relationships with other Internet service providers, TCG may reduce its support of the @Work services. Although there are alternative suppliers for TCG's services, it could take a significant period of time for us to establish similar relationships, and equivalent terms might not be available.


WE MAY FACE ADDITIONAL COMPETITION FROM AT&T


     AT&T operates businesses that could compete with our services, notwithstanding any exclusivity obligations that may apply to it due to its ownership of TCI. First, AT&T operates a consumer Internet service known as AT&T WorldNet. Although AT&T WorldNet is currently a telephone dial-up service that does not utilize broadband technologies, AT&T may be able to use non-cable-based data transport mechanisms to offer high-speed residential Internet services that compete with our @Home service. Second, AT&T owns TCG, which operates an Internet service for business customers that competes with our @Work service. Our @Work business depends to a significant extent on our agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with us, our @Work business would be harmed. Because our @Work business is not subject to the cable partners' exclusivity obligations, AT&T or TCG are not limited in their ability to compete with our @Work business. In addition, AT&T and Time Warner recently announced the formation of a significant strategic relationship that will include a joint venture to offer AT&T-branded cable telephony service to residential and small business customers over Time Warner's existing cable television systems in 33 states. The relationship between AT&T and Time Warner could ultimately extend to other broadband services, including cable Internet services, that compete with our @Home service. AT&T may take actions that benefit TCG, WorldNet or other services of AT&T or other parties to our detriment.



WARRANTS ISSUED TO OUR CABLE PARTNERS MAY RESULT IN ADDITIONAL DILUTION TO OUR STOCKHOLDERS



     We have entered into agreements with Cablevision Systems Corporation, Rogers, Shaw and other cable partners under which we have issued warrants to purchase a total of 23,619,036 shares of our Series A common stock. Under these agreements, warrants to purchase 12,386,125 shares of our Series A common stock at an average price of $2.26 per share were exercisable as of December 31, 1998. To the extent that Cablevision, Rogers, Shaw or other cable partners become eligible to and exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices less than fair market value in connection with efforts to expand distribution of the @Home service.


     RISKS RELATING TO THE PROPOSED MERGER WITH EXCITE, INC.


WE WILL ISSUE A FIXED RATIO OF 1.0419 PRE-SPLIT SHARES OF OUR SERIES A COMMON STOCK PER EXCITE SHARE EVEN IF THERE ARE CHANGES IN THE MARKET VALUE OF EXCITE COMMON STOCK OR OUR SERIES A COMMON STOCK BEFORE THE CLOSING OF THE MERGER


     There will be no adjustment to this exchange ratio if the market price of either Excite common stock or our Series A common stock fluctuates. The specific dollar value of our Series A common stock that Excite stockholders will receive upon completion of the merger will depend on the market value of our Series A common stock at the time of the merger. The share prices of both Excite common stock and our Series A common stock are subject to price fluctuations in the market for publicly-traded equity securities and have each experienced significant volatility. We cannot predict the market prices for either Excite common stock or our Series A common stock at any time before the completion of the merger or the market price for our Series A common stock after the completion of the merger.


OUR PRO FORMA ACCOUNTING FOR THE EXCITE MERGER MAY CHANGE



     We have allocated the total estimated purchase price for the Excite merger on a preliminary basis to assets and liabilities based on our best estimates of the fair values of these assets and liabilities, with the excess costs over the net assets acquired allocated to goodwill and other intangible assets. This allocation is subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material to our future results of operations.



WE WILL FACE TECHNICAL, OPERATIONAL AND STRATEGIC CHALLENGES THAT MAY PREVENT US FROM SUCCESSFULLY INTEGRATING EXCITE WITH US


     The merger involves risks related to the integration and management of acquired technology, operations and personnel. Our integration of Excite will be a complex, time consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner. Following the merger, we must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. We and Excite may encounter substantial difficulties, costs and delays involved in integrating the operations of our companies, including:

     - potential incompatibility of business cultures

     - perceived adverse changes in business focus

     - potential conflicts in sponsor, advertising or content relationships

     - the loss of key employees and diversion of the attention of management from other ongoing business concerns


THE MERGER COULD HARM KEY THIRD PARTY RELATIONSHIPS


     The present and potential relationships of us and Excite with sponsors, content providers, advertisers, users and subscribers may be harmed by the proposed merger. Uncertainties regarding sponsorship, joint venture overlap and new service development following the merger may cause these parties to delay decisions regarding these relationships. Any changes in these relationships could harm our business.


WE AND EXCITE MAY LOSE CONTRACTUAL RIGHTS DUE TO THE MERGER


     We and Excite have contracts with many suppliers, customers and other business partners. Some of these contracts require us and Excite to obtain the consent, waiver or approval of these other parties in connection with the proposed merger. If consent, waiver or approval cannot be obtained, we or Excite may lose the right to use intellectual property or other rights that are necessary for smooth operation of the @Home or Excite services. We and Excite have agreed to seek to secure the necessary consents, waivers and approvals. However, we and Excite may not be able to obtain all of the necessary consents, waivers and approvals. Failure to do so could harm our business.


     In addition, both we and Excite have granted exclusive rights to third parties with regard to content, sponsorship or other strategic relationships. Some of these rights conflict with rights granted by the other party. We may not successfully resolve these conflicts and failure to do so could harm our business.


     ADDITIONAL RISKS RELATING TO EXCITE'S BUSINESS

EXCITE HAS NOT BEEN AND MAY NEVER BE PROFITABLE

     Excite has incurred significant operating expenses since it was formed. As of December 31, 1998, Excite had an accumulated deficit of $135.6 million. Although Excite has had significant revenue growth in recent periods, it may not be able to sustain this growth in future periods. Excite may never achieve profitability.


EXCITE MAY NO LONGER RECEIVE REVENUES AND USERS FROM NETCENTER



     In April 1998, Excite entered into a two-year agreement with Netscape to provide, host and sell advertising for co-branded content channels, a co-branded Web search service and a co-branded Web directory service to be offered on Netscape's Netcenter online service. In April 1999, Excite announced that it had notified Netscape that it intends to terminate the agreement due to the acquisition of Netscape by American Online, a competitor of Excite. As a result, unless the parties renegotiate this agreement or enter into a new agreement, this agreement will terminate during the second quarter of 1999. If this agreement is terminated, Excite's revenues could be harmed if it does not successfully generate new revenues to replace the revenues it was receiving under this agreement.



EXCITE FACES COMPETITION FROM NETSCAPE DESPITE THE NEWCENTER AGREEMENT



     Most of the services offered on Netcenter compete directly with Excite's services. Therefore, if Excite and Netscape agree to renegotiate the existing agreement or enter into a new agreement and Excite continues to devote significant resources towards programming or selling and marketing the co-branded portions of Netcenter, these efforts could potentially harm Excite's own subscriber base, harm Excite's ability to perform similar activities for the Excite service and have the effect of helping to support a competing business.



     At the end of the term of the original Netscape agreement, Netscape would have retained a license to use Excite's Internet search technology. Netscape will not have a license to Excite's technology as a result of Excite's election to terminate this agreement. However, if this provision remains in any new or renegotiated agreement, then after the term of any new agrement expires, Netscape could retain a license to use Excite's Internet search technology and could either use this license to compete with Excite or sublicense Excite's Internet technology to a third party. Either event would subject Excite to increased competition.



EXCITE DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES



     Excite derived approximately 25% of its 1998 advertising revenues from third parties to provide sponsored services and placements on Excite's web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with Excite. It may also be difficult for Excite to obtain additional sponsors if potential new sponsors compete with existing sponsors. If Excite does not renew its existing sponsorships or obtain new sponsors, its business would be harmed.



PRIVACY CONCERNS REGARDING THE USAGE OF DEMOGRAPHIC INFORMATION COULD PREVENT US AND EXCITE FROM BENEFITTING FROM SELLING TARGETED ADVERTISING



     Excite's and some of our services, as well as those of Excite's subsidiary MatchLogic, use cookies to help deliver targeted advertising and help compile demographic information about users. Cookies are bits of information on a user's drive and are passed between a Web server and the user's Web browser. These cookies can be placed on a user's hard drive without the user's consent or knowledge. Due to privacy concerns, some commentators and governmental bodies have suggested that the use of cookies be limited. In addition, many versions of Web browsers permit users to block or delete cookies. Any reduction or limitation in the use of cookies could prevent Excite or MatchLogic from utilizing their ad targeting capabilities, which could result in lower advertising rates.



POTENTIAL LITIGATION WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS COULD HARM EXCITE'S BUSINESS



     Many parties, including competitors of Excite, are actively developing search, indexing and related Internet technologies. Some of these parties have taken steps to protect these technologies, and Excite believes that others will follow. Therefore, Excite believes that disputes regarding the ownership of these technologies are likely to arise in the future. Excite may not be able to defend any litigation successfully. Even if successful, defending litigation can be costly and divert management resources.

EXCITE'S MARKET IS INTENSELY COMPETITIVE

     Excite competes with a number of companies both for users and advertisers. Excite expects this competition will intensify, particularly because there are few barriers to entry in Excite's market. Excite's competitors include:


     - Web portal companies like Infoseek's Go Network, Lycos, Netscape's Netcenter, Yahoo!, Alta Vista, HotBot, CYNet's Snap service and LookSmart



     - Online service providers like America Online and Microsoft's MSN service



     - Large media companies like CBS, NBC, Time-Warner and USA Networks, Inc., who have announced initiatives to develop Web services or partner with Web companies


     - Other smaller companies providing Web-based and advertising supported content

     MatchLogic competes with AdForce and indirectly with DoubleClick Inc., which each offer advertising solutions for advertisers and Web sites. MatchLogic also competes with NetGravity, Inc., which provides advertising management software.

     Many providers of Internet services have been entering into distribution arrangements and other strategic relationships with other Internet service companies or with other third parties. For example, CBS and America Online have announced a strategic relationship. If these relationships are successful, Excite's competitors could receive more users and page views, which could make their services more attractive to advertisers.

     Excite also competes with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. If advertisers do not perceive Internet advertising to be as effective as traditional media, Excite's business could be harmed.

EXCITE DEPENDS ON A NUMBER OF THIRD PARTY RELATIONSHIPS

     Excite depends on a number of third party relationships to provide users and content for its services. Examples of some of these important relationships include:

     - Relationships with respect to the positioning of Excite's service on Web browsers or other high-traffic Web sites

     - Arrangements under which third parties provide content for Excite's services

     - Arrangements under which third parties provide services such as games or email


     - Relationships with Internet service providers and other third parties to provide communications infrastructure for Excite



     If Excite cannot renew these relationships on favorable terms, or if these relationships terminate, Excite would have to enter into new relationships. Excite may not be able to replace any of its important third party relationships on reasonable terms, if at all. If Excite cannot replace any important relationship, it could lose users or advertisers, which could harm Excite's revenues. Even if Excite replaces any relationships or enters into new relationships, Excite could incur increased costs such as distribution license fees or selling and marketing expenses in order to pay for these relationships.

                                 RECENT EVENTS



     Acquisition of Excite, Inc. On January 19, 1999, we agreed to acquire Excite, Inc. and to issue shares of our Series A common stock, including shares issuable upon the exercise of Excite options and warrants, valued at approximately $7.1 billion at the time of the announcement of the acquisition. Excite is a global Internet media company that attracts approximately 17 million visitors monthly to its www.excite.com and www.webcrawler.com portal Web sites. Excite is based in Redwood City, California. Under the merger agreement, we will issue approximately 1.0419 shares of our Series A common stock in exchange for each outstanding share of Excite common stock. As a result, assuming no exercise of Excite or our outstanding options and warrants, former shareholders of Excite will own approximately 30% of the outstanding shares of our Series A common stock. The acquisition will be accounted for as a purchase and is expected to close in the second quarter of 1999. Although our board and Excite's board have approved the transaction, the acquisition is subject to several conditions, including approval by both companies' stockholders.



     Backbone capacity contract with AT&T. On January 5, 1999, we announced that we had entered an agreement with AT&T to create a nationwide Internet Protocol network utilizing AT&T's backbone to cost-effectively support broadband services throughout North America over the next 20 years. This new backbone facility, which is scheduled to be deployed in mid-1999, represents a 100-fold increase in our backbone capacity and initially will enable us to support up to five million broadband users. AT&T will first provide us with 2 OC-48 channels, each with the capacity to transport 2.5 gigabits per second of data, over a 15,000 mile optical network. The agreement provides for significant expansion of capacity that allows us to take advantage of the rapid evolution of data transport technology.



     Accounting change for some of our warrants. Following discussions with the staff of the Securities and Exchange Commission, we have recorded as intangible assets and are amortizing ratably over their remaining lives amounts which were previously expensed in connection with our Cablevision distribution agreement. We had recorded non-cash charges to operations of $172.6 million and $74.5 million in the fourth quarter of 1997 and the first quarter of 1998 related to the agreement. We have reversed these previously expensed amounts and recorded the entire $247.1 million as intangible assets, which are being amortized ratably over their remaining lives. We will carry these intangible assets in our financial statements at the lower of its amortized cost or fair value. These adjustments to our financial statements for the year ended December 31, 1997 and for the first three quarters of 1998 resulted in an increase to assets and stockholders' equity at the end of each of these periods. The reversal of the previously recorded charges to operations, less the amortization of the intangible asset, resulted in a decrease to our previously reported net losses for the fourth quarter of 1997 and the first quarter of 1998 and an increase in the previously reported net losses for the second and third quarters of 1998.



     Acquisition of Narrative Communications Corp. On December 30, 1998, we acquired Narrative for approximately 1.3 million shares of Series A common stock, including shares issuable upon the exercise of outstanding Narrative options, valued at approximately $93.8 million at the time of the acquisition. Narrative, a market leader in rich media advertising and direct marketing solutions for the World Wide Web, is based in Waltham, Massachusetts and has nearly 50 employees. Narrative had a net loss of approximately $5.7 million on revenues of approximately $202,000 in 1997 and had a net loss of $5.8 million on revenues of approximately $621,000 through December 30, 1998, the purchase date. The acquisition was accounted for as a purchase, and approximately $92.4 million of the purchase price was allocated to goodwill and other intangible assets and will be amortized over the respective useful lives of those assets, estimated to be 3.5 years. The remainder of the purchase price, $2.7 million, was charged to operations in the fourth quarter of 1998 as purchased in-process research and development.



     Offering of convertible subordinated debentures. On December 28, 1998, we issued $437.0 million of convertible subordinated debentures in a private offering within the United States to qualified institutional investors. The issue price of each $1,000 debenture was $524.64, or 52.464% of principal amount at maturity, and the effective annual interest rate on the debentures, excluding amortization of the issuance cost, is approximately 4%. Each debenture is convertible at the option of the holder at any time prior to maturity into 6.55 shares of our Series A common stock. The debentures mature on December 28, 2018, and interest on the debentures at the rate of 0.5246% per year on the principal amount due at maturity is payable semiannually commencing June 28, 1999. We raised approximately $222.4 million of net proceeds from the offering. We intend to use the net proceeds of the offering for general corporate purposes, including working capital and capital expenditures, including those associated with domestic and international expansion and additional backbone capacity. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products or to obtain the right to complementary technologies.



                     RELATIONSHIPS WITH OUR CABLE PARTNERS



     The success of our business depends on our relationships with our cable partners, most of which have agreed to provide our high-speed residential Internet access services on an exclusive basis. In return, we have agreed not to provide a variety of Internet services in the areas covered by our cable partners. Our agreements with our cable partners are complex. The following is a summary of some of the key aspects of these agreements.



THE EXCLUSIVITY OBLIGATIONS OF OUR CABLE PARTNERS ARE LIMITED



     The exclusivity obligations of our cable partners are subject to exceptions that would permit our principal cable partners and their affiliates to engage in some activities which could compete, directly or indirectly, with our activities. For example, each of these cable partners and its affiliates is permitted to:



     - engage in any business other than the provision of high-speed residential consumer Internet services, including competing with our @Work operations



     - maintain voting equity interests of 10% or less in public companies that directly compete with our @Home service and related Internet backbone connectivity services



     - acquire an interest in any business that competes with our high-speed residential consumer Internet services, so long as the competitive business is not its primary business



     - acquire equity securities of public companies that compete with us, provided that it does not control, or is not under common control with, these companies



     - operate a competing business in any cable system territory where the exclusivity obligations have been terminated

OUR CABLE PARTNERS MAY OFFER SOME SERVICES DESPITE THEIR EXCLUSIVITY OBLIGATIONS



     Most of our cable partners' exclusivity obligations are limited to high-speed residential Internet services and do not extend to various excluded services that they may offer without us. These excluded services include:



     - telephony services



     - services that are primarily work-related, such as @Work services



     - residential Internet services that do not use the cable partners' cable television infrastructures, regardless of data transmission speed



     - local Internet services that do not require use of an Internet backbone outside a single metropolitan area



     - services that are utilized primarily to connect students to schools, colleges or universities



     - Internet telephony, Internet video telephony or Internet video conferencing



     - limited Internet services primarily intended for display on a television such as some types of Internet-based digital set-top services



     - Internet services that are primarily downstream services where the user cannot send upstream commands in real-time



     - streaming video services that include video segments longer than 10 minutes in duration



     In addition, our cable partners can engage in limited testing, trials and similar activities with respect to businesses subject to their exclusivity obligations. By engaging in the excluded services, most cable partners can compete, directly or indirectly, with our activities, including our @Work services.



WE ARE PROHIBITED FROM OFFERING THE EXCLUDED SERVICES



     Until the later of June 4, 2002 or when a principal cable partner is no longer in compliance with its exclusivity obligations, we may not offer the excluded services described above using a principal cable partner's cable plant, or to residences in the geographic areas served by its cable systems, without its consent. These restrictions apply even if we have integrated an excluded service with the @Home service in another geographic area. In the case of streaming video transmissions that include video segments longer than 10 minutes in duration, we face increased obligations to our principal cable partners that remain in compliance with their exclusivity obligations. Specifically, we have agreed not to allow these video transmissions using their cable infrastructure, or in the geographic areas served by their cable systems, without their consent. Therefore, we may never have access to the cable infrastructures of our principal cable partners for excluded services, and we must negotiate a separate agreement, including a new revenue split, if applicable, with each of the principal cable partners for each excluded service that we seek to provide over their cable infrastructures.



WE DEPEND ON OUR CABLE PARTNERS FOR DISTRIBUTION; THIS CREATES CONFLICTS OF INTEREST



     Through their cable systems, our cable partners provide the principal distribution network for our services, and they share the revenue from the @Home services that are derived from our subscribers. Given our contractual and business relationships with our cable partners, the interests of our cable partners may not always coincide with our interests, and conflicts of interest concerning the split of revenues and other matters exist.



     Because TCI, Cablevision, Comcast and Cox all operate cable systems that are the primary distributors of the @Home service, situations may arise where their interests may diverge or appear to diverge from the interests of our other stockholders. TCI and the other principal cable partners, acting through their board designees, have the ability to cause us to take some actions or prohibit us from taking some actions that may be favored by other stockholders or by the other directors who are not affiliated with our principal cable partners. Our board, which is controlled by TCI, has the power, subject to directors' fiduciary duties, to approve transactions in which our principal cable partners have an interest, including amending or terminating their distribution agreement with us or changing the revenue splits in their favor.



     Under the agreements under which our U.S. cable partners distribute our services, we receive 35% of monthly fees and fees for premium services. However, most of these agreements, including the agreement with our principal cable partners, contain contractual most favored nation provisions, which provide that our principal cable partners are entitled to distribution arrangements and related services on terms at least as favorable as those obtained by any other cable system operator. Therefore, our principal cable partners have the power, subject to their fiduciary duties, to cause us to approve more favorable distribution arrangements, including more favorable revenue splits, for one or more unaffiliated cable operators in order to receive more favorable distribution arrangements themselves and reduce our share of subscriber fees.



WE DEPEND ON OUR CABLE PARTNERS TO MARKET, DELIVER AND SUPPORT THE @HOME SERVICE



     Because subscribers to the @Home service will subscribe through a cable partner, the cable partner will substantially control the customer relationship with the subscriber. Each cable partner has complete discretion regarding the pricing of the @Home service to subscribers in its territories, except for some premium services for which we may contract directly with the subscriber, and a cable partner could use the @Home service as a loss leader in order to increase demand for other products or services with more attractive terms.



     The cable partners do not have any affirmative obligations, other than the payment of revenue splits to us, with respect to marketing, installing and maintaining infrastructure for, providing customer service for and billing for the @Home service. In limited circumstances, such as a cable partner's failure to upgrade a cable system or roll out the @Home service after it has committed to do so, we may be entitled to cost reimbursements and to be released from some of our exclusivity obligations, neither of which may be an effective remedy for the failure. Our business requires a substantial rollout of the @Home service, and if a widespread rollout does not occur, our business will not be viable. Moreover, our cable partners have in the past experienced, and may in the future experience, delays in installing the @Home service in areas in which it has been introduced.



     Our cable partners are expected to provide general customer service to our subscribers and, under their distribution agreements, have the option to provide technical support, rather than utilizing our service and support capabilities. If a cable partner elects to provide technical support, we must reimburse it for our avoided costs, and we would have little or no control over the quality of customer service actually provided to subscribers of the @Home service. If the customer service and support provided by our cable partners are unsatisfactory to subscribers, consumer demand for the @Home service will likely diminish.



OUR CABLE PARTNERS CONTROL THE TERMS OF DISTRIBUTION OF THE @HOME SERVICE



     We and our cable partners have entered into agreements providing for the distribution of the @Home service by our cable partners and their affiliates. The economic and other terms of these agreements may be less favorable to us than those that could have been negotiated had we been independent of our principal cable partners. In addition, the agreements with our principal cable partners contain provisions that permit a cable partner to change aspects of the distribution of the @Home service without our approval. For example, a principal cable partner has the option to provide customer service functions that we currently provide and upon which our 35% revenue split was based. If a principal cable partner elects to provide these services, it is also entitled to reimbursement of costs.



     Similarly, the principal cable partners have rights to remove cable systems from the approved rollout schedule or to substitute cable systems in place of removed systems. These rights are contractual in nature and may be exercised by the principal cable partners in their sole discretion. The exercise by the principal cable partners of these contractual rights may significantly harm our business. Our cable partners also control the rollout schedule of the @Home service, and our principal cable partners hold priority rights with respect to this rollout schedule. This priority could harm us because we may be required to roll out our services to our principal cable partners before rolling out the services to other cable system operators, even though the other cable system operators may be ready to roll out the @Home service sooner or on terms more favorable for us.



OUR PRINCIPAL CABLE PARTNERS CAN BLOCK ACCESS TO SOME CONTENT AND SERVICES



     Each principal cable partner has the right to exclude the promotion of specified national content providers from the @Home service offered through its cable systems, subject to an adjustment in the revenue split if the number of exclusions exceeds a specified number. In addition, a principal cable partner has the right to block access to indecent content, including streaming video segments of more than ten minutes in duration, and we are obligated to help block access to this content.



     We are also obligated to consult with and involve each of the principal cable partners in the development of requirements for, design of and introduction of enhancements, new features and new applications of the @Home service. If principal cable partners representing a majority of the residential subscribers who subscribe to the @Home service object to any enhancement, feature or application, we have agreed not to implement that enhancement, feature or application in the territories of the objecting cable partners. If any of the cable partners exercise these rights to block access to content or services in some territories, we may be required to devote substantial expenses and resources to provide different content and services in different territories and to assist them in blocking access.



OUR CABLE PARTNERS MAY COMPETE WITH US FOR ADVERTISING AND PROGRAMMING REVENUE



     While we retain 100% of the revenue from our programming of the designated national area of the @Home service, our principal U.S. cable partners retain 100% of revenue generated from their programming of a designated local area of the start page of the @Home service. These revenues could include advertising fees, service fees, content provider charges, transaction fees and promotional revenue. Accordingly, in exercising their right to program the local area, our cable partners could place a significant amount of advertising or program content on the @Home service for which we receive no revenues. For example, given the national or regional coverage of their operations, any of our principal cable partners and their affiliates could strike agreements with advertisers that could effectively result in broad-based advertising campaigns reaching significant regions of the United States in competition with our advertising campaigns, generating revenue only for the cable partner and its affiliates and not for us. In Canada, we share national advertising revenue with our Canadian cable partners.



OUR PRINCIPAL CABLE PARTNERS MAY DISPOSE OF THEIR CABLE SYSTEMS, WHICH WOULD REDUCE OUR POTENTIAL SUBSCRIBER BASE



     Our agreements with our principal cable partners do not require that they maintain a specified number of cable systems, subscribers or homes passed in order to maintain their control over equity ownership of us. These principal cable partners may dispose of a significant amount of their cable systems without requiring that these cable systems remain subject to any exclusivity provisions. However, to the extent that any of our principal cable partners dispose of systems accounting for more than 20% of the number of homes passed in its service areas as of June 4, 1996, subject to exceptions, without causing transferred homes to remain exclusive to us, then that principal cable partner may be required to sell a proportionate amount of its equity interest in us to our other principal cable partners at fair market value. For example, TCI has completed the transfer or sale of some cable systems and has announced the proposed sale or transfer of additional cable systems and is considering various plans and proposals that may result in the disposition of other of its cable systems. Although TCI has informed us that it is attempting to cause some of these transferred systems to remain subject to TCI's exclusivity obligations, these efforts may not be successful. These dispositions could significantly harm us if the transferred homes do not remain exclusive.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Series A common stock by the selling stockholders.

                                DIVIDEND POLICY


     We have never paid any cash dividends on our stock and we anticipate that we will continue to retain any earnings for use in the operation of our business and we do not currently intend to pay dividends.

                              SELLING STOCKHOLDERS


     The following table presents information with respect to the selling stockholders and the shares of our Series A common stock that they may offer under this prospectus. Each of the selling stockholders named below was formerly a stockholder or warrant holder of Narrative who acquired their shares as a result of our acquisition of Narrative. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.



     The term selling stockholders includes permitted transferees, such as assignees by will or testimony. Furthermore, Greylock Equity Limited Partnership, the Accel entities named below and the Carlyle Entities named below are venture capital funds which may distribute their shares to their limited partners. These limited partners may offer and sell shares under this prospectus as long as the terms and conditions included in their rights agreement with us are satisfied.



     The share information provided in the table below is based on information provided to us by each of the selling stockholders as of February 12, 1999. Each of the selling stockholders is currently the beneficial owner of less than 1% of our outstanding Series A common stock, based on 107,312,141 shares of Series A common stock outstanding as of March 31, 1999. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date. Under an escrow agreement, a portion not exceeding 12% of each selling stockholder's shares is being held in escrow. Although we list these shares as shares that may be offered in the table below, these shares may only be offered and sold under this prospectus if and when these shares are released from escrow and returned to the selling stockholders. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.


     The selling stockholders may from time to time offer and sell any or all of the shares under this prospectus. Because the selling stockholders are not obligated to sell shares, and because selling stockholders may also acquire publicly traded shares of our Series A common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering.


                                                   SHARES BENEFICIALLY
                                                      OWNED BEFORE        SHARES BEING
                      NAME                            THE OFFERING          OFFERED
                      ----                         -------------------    ------------
Greylock Equity Limited Partnership(1)...........         340,692           302,630
Hilmi Ozguc(2)...................................         213,518            71,270
Scott A. Kliger(2)...............................         213,518            71,270
Accel V L.P.(3)..................................         126,663           126,663
Carlyle Venture Partners L.P.(4).................         115,826           115,826
John B. Landry(5)................................          70,197            70,197
Allison Parker(6)................................          55,614            55,614
Accel Internet/Strategic Technology Fund
  L.P.(3)........................................          16,972            16,972
Carlyle U.S. Venture Partners L.P.(4)............          15,361            15,361
Carlyle Venture Coinvestment L.L.C.(4)(7)........           9,319             9,319
Accel Investors '96 L.P.(3)......................           7,543             7,543
Ellmore C. Patterson Partners(3).................           3,457             3,457
Jamie L. Bertasi(2)..............................           2,758               921

                                                   SHARES BENEFICIALLY
                                                      OWNED BEFORE        SHARES BEING
                      NAME                            THE OFFERING          OFFERED
                      ----                         -------------------    ------------
Accel Keiretsu V L.P.(3).........................           2,514             2,514
Silicon Valley Bank(8)...........................           1,776             1,776
Grant Schneider(9)(10)...........................           1,654               728
Alexandra Trevelyan(9)(10).......................           1,654             1,241
Patrick W. O'Brien(9)............................           1,448             1,448
John Puopolo(9)..................................           1,117             1,117
Jim Coloprisco(9)................................             820               820
Joanne Bryce(2)..................................             774               774
David White(9)...................................             717               717
Paul Santinelli(9)...............................             689               689
Nancy Wilson(9)..................................             622               622
Cathy Fielding(9)................................             455               455
Sarah Groark(9)..................................             346               346
Carma Makarawicz(2)(10)..........................             164               137
Wei-Meng Chee(9).................................             138               138
Lauren Chatham(9)................................             137               137
Mike Kopel(9)....................................             137               137
Mike Trinkala(9).................................              99                99
                                                        ---------           -------
          TOTALS.................................       1,206,699           919,000
                                                        =========           =======


---------------

 (1) After the date of this prospectus, Greylock Equity Limited Partnership may distribute its shares of our Series A common stock to:


    - Henry F. McCance

    - Howard E. Cox, Jr.


    - David N. Strohm

    - William W. Helman

    - William S. Kaiser

    - Roger L. Evans

    - Mary H. Murphy

    - Barbara P. Murray

    - Oneonta Properties

    - Sherman Fairchild Foundation, Inc.

    - Helen C. Alexander

    - Emory A. Hamilton

    - John D. Alexander, Jr.

    - Caroline R. Alexander

    - Henrietta A. George

    - Dorothy A. Matz

    - Thomas W. Keesee, Jr.

    - McCance Family Limited Partnership

    - Ashbourne Partners III Limited Partnership


    - Henry H. Corning



     - Key Trust Company of Ohio, N.A., Theodore T. Jones and Latham W. Murfey, III, Trustees of Trust for the benefit of Alison C. Jones under agreement established by Edith W. Corning dated 7/25/46 as amended

     - Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David Warshawsky, Trustees of Trust for the benefit of Samuel D. Long under agreement established by Edith W. Corning dated 7/25/46 as amended

     - Key Trust Company of Ohio, N.A., Edson Spencer, Jr. and David Warshawsky Trustees of Trust for the benefit of Maud-Alison Long under agreement established by Edith W. Corning dated 7/25/46 as amended

     - Key Trust Company of Ohio, N.A., Edson Spencer, Jr. David Warshawsky Trustees of Trust for the benefit of Henry H. Corning under agreement established by Edith W. Corning dated 7/25/46 as amended


    - Michael J. Birck

    - Dartmouth College
    - Field Venture Partners
    - Gothic Corporation, Michael J. Birck
    - Poduska Family Limited Partnership TLP
    - The Northern Trust Company
    - Robert E. Cook
    - Gabriel Schmergel
    - Trustee of The Daisy Trust
    - John W. Brown Trust
    - Thomas H. Bruggere
    - Peter Preuss
    - Grossman Family Partnership or its nominee Saturn & Co.
    - William C. O'Neil, Jr.
    - Curt A. Rawley
    - William J. Warner
    - John M. Connolly
    - Mone Anathan, III
    - Samuel J. Gerson
    - Ronald J. Friedsam

    - David C. Mahoney

    - Tadeusz Witkowicz
    - James A. Perakis
    - Joshua Boger
    - Malcolm L. Gefter
    - Dirk I. Gates
    - Goel Family Partnership

    - Safi U. Qureshey, Trustee of Safi U. Qureshey Family Trust dated 5/21/84

    - William M. Gibson
    - Alexander V. d'Arbeloff
    - Irwin F. Smith
    - Donald K. Miller
    - Robert A. Lawrence
    - Hill and Company
    - Neil L. Thompson
    - PH Investments LLC
    - Frechette Fund, Inc.
    - PCW Fund, Inc.
    - Scaup & Co.

     - Massachusetts Institute of Technology

     - Edward H. Ladd, Trustee under agreement dated 12/15/78 or its nominee, Freya Fanning & Co.

     - M-C Partners I Limited Partnership or its nominees, A. A. Welsh & Co. and Atwell & Co.
    - Fleet National Bank, Trustee of Orchard Trust under agreement dated 5/1/73
    - Phemus Corporation
    - John Lillard Family Limited Partnership
    - Lillard Partners
    - Louis F. Polk, Jr. Marital Trust
    - Louis F. Polk, Jr., Trustee of Louis F. Polk, Sr. Rev. Trust dated 1/22/69
    - Paula P. Lillard, Trustee of Louis F. Polk, Sr. Rev Trust dated 1/22/69

    - Board of Trustees of Leland Stanford Junior University

    - Polk Family Partnership,
    - Brinkley S. Thorne
    - Julia L. Thorne Trust under agreement dated 9/29/65
    - Wink Thorne
    - Edwin Thorne
    - Benjamin Thorne
    - Standish Ventures III Limited Partnership
    - Snowball Trust
    - Edwin Thorne Sole Trustee
    - Jennifer Hislop
    - Gordon G. Thorne
    - Brooks Walker, Jr.
    - Brooks Walker, Jr. Trustee of M.K. Walker Trust dated 9/1/89
    - Wellington S. Henderson, Trustee of Welling S. Henderson, Jr. Revocable Trust dated 3/9/93

     - Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Charles C. Henderson

     - Brooks Walker III, Trustee of Walker Trust dated 12/24/74
     - Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of James A. Henderson
     - Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Joan H. Henderson
     - Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Elena D. Henderson
     - Harriett W. Henderson Trust under agreement dated 8/14/73 for the benefit of Mark W. Henderson
     - Ann M. Hatch Revocable Trust No. 2
     - Richard Greene Trust for the benefit of Francis Timothy Hatch
     - Susanna B. Place, Trustee SMBP Trust under agreement dated 2/28/85
     - David Ayer

     - William Elfers

     - Essex Equity Limited Partnership V

     - Frederick H. Bruenner

     - David E. Place

     - Richard M. Place

     - Daniel S. Gregory and Richard N. Hoehn, Trustees, under instrument Place/Greylock Trust dated 12/27/78
     - Roger L. Evans, Trustee of Roger and Jacqueline Evans Family Trust under agreement dated 3/8/89
     - Stephen Bochner, Trustee Evans Children's Trust under agreement dated 12/20/93
     - Arthur Hughes, Trustee under instrument dated 2/2/94 Helman Children's Trust for the benefit of Beatrice Page Helman
     - Arthur Hughes, Trustee under instrument dated 2/2/94 Helman Children's Trust for the benefit of William Wilson Helman V
     - Robert N. Shapiro, Trustee of Robert P. Henderson 1994 Irrevocable Trust dated 1/19/94

     - Elizabeth McCance

     - Thomas McCance, Jr. and Keith Jennings, Trustees under agreement dated 11/16/76 for the benefit of Ellen L. McCance
     - Henry F. McCance, Allison J. McCance and Keith S. Jennings under instrument dated 12/22/93 Trustees of McCance Family Trust for the benefit of Ellen Lee McCance

     - Henry F. McCance, Allison J. McCance and Keith S. Jennings under instrument dated 12/22/93 Trustees of McCance Family Trust for the benefit of Elizabeth Ferguson McCance

     - Daniel Moseley, Trustee under agreement with Blodgett 1989 Family Trust
     - John B. Jessup, Trustee of Julia Thorne Trust dated 9/29/65
     - William S. Kaiser

     - Charles and Angela Waite

     - Thomas J. Watson, III

     - Miriam A. Gilpatric

     - Yale University

 (2) The selling stockholder is an employee of At Home, with address at: care of At Home Corporation, 425 Broadway Street, Redwood City, California 94063.

 (3) The selling stockholder is a limited partnership affiliated with Accel Partners, with address at: care of Accel Partners, attn: Carter Sednaoui, One Palmer Square, Princeton, New Jersey 08542.


 (4) The selling stockholder is a limited partnership affiliated with The Carlyle Group, with address at: care of The Carlyle Group, attn: Brian Hayhurst, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2505.


 (5) Mr. Landry is the former Chairman of Narrative.

 (6) Ms. Parker is a former employee and co-founder of Narrative.

 (7) After the date of this prospectus, Carlyle Venture Coinvestment L.L.C. may distribute its shares of our Series A common stock to:
    - Allan M. Holt

    - Brian Bailey

    - Brian Hayhurst

    - Brooke Coburn

    - Cammack Holdings Corporation

    - David Henderson

    - David W. Dupree

    - Edward J. Mathias


    - Frank C. Carlucci


    - Frontier Ventures Corporation

    - Harry L. Alverson

    - James A. Baker, III

    - Jerome H. Powell

    - J. Mitchell Reese

    - Orange Crimson Holdings Corporation

    - Ryan Schwarz

    - Stupar Holdings Corporation

    - Sulaiman S. Mamdani


 (8) Silicon Valley Bank is currently a lender to At Home. Its address is care of Silicon Valley Bancshares, attn: David Jaques, 3003 Tasman Drive (HG100), Santa Clara, California 95054.

 (9) The selling stockholder formerly had an employment relationship with Narrative.

(10) The selling stockholder's beneficial ownership includes shares subject to options that are exercisable currently or before April 14, 1999.

                              PLAN OF DISTRIBUTION


     The selling stockholders will be offering and selling all shares offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these shares. In connection with our acquisition of Narrative, we entered into a rights agreement dated December 30, 1998 with all of the selling stockholders. Shares may only be offered or sold under this prospectus under the terms of the rights agreement. However, selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. Shares may only be offered or sold under this prospectus during the normal quarterly trading windows specified by our insider trading policy. Each trading window typically begins on the third trading day after we publicly report our operating results for the previous calendar quarter and ends on the last day of the second month of each respective calendar quarter (February, May, August and November).



     Who may sell and applicable restrictions. The shares may be sold directly by the selling stockholders from time to time. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders could transfer, devise or gift these shares by other means.



     Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters. Any profit on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the shares by the selling stockholders.



     Shares that may not be sold under this prospectus. Under an escrow agreement dated December 30, 1998, we will hold in escrow a total of approximately 134,647 shares that are beneficially owned by the selling stockholders until no later than March 31, 2000. Subject to limited exceptions, these shares may not be sold or transferred without our consent.



     Selling stockholders who are designated as key employees in the rights agreement are restricted from disposing of their shares until December 30, 2001, except that:


     - each key employee may currently dispose of up to 25% of his restricted shares

     - each key employee may dispose of up to another 25% of his restricted shares on and after December 30, 1999 if he is still employed by us on that date

     - each key employee may dispose of his remaining restricted shares on and after December 30, 2000 if he is still employed by us on that date

Each key employee may only offer or sell 25% of his restricted shares under this prospectus.



     Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:



     - the name of the selling stockholder and of any participating underwriters, broker-dealers or agents


     - the aggregate amount and type of shares being offered


     - the price at which the shares were sold and other material terms of the offering


     - any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers


     - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated by reference in this prospectus



The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.



     Restrictions on manner of sales. The selling stockholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold according to one or more of the following methods:


     - a block trade in which the involved broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction


     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed by this prospectus


     - ordinary brokerage transactions and transactions in which the broker solicits purchasers


     - an exchange distribution under the rules of the exchange


     - face-to-face transactions between sellers and purchasers without a broker-dealer


     - by writing options



     SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR SERIES A COMMON STOCK, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and its rules and regulations, including

Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.



     Hedging and other transactions with broker-dealers. In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares under this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares under this prospectus.


     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.


     Indemnification. In the rights agreement, we and the selling stockholders have agreed to indemnify each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. In addition, Carlyle Venture Coinvestment LLC and Greylock Equity Limited Partnership have each agreed to indemnify us against some liabilities, including liabilities arising under the Securities Act, related to information about selling stockholders that was provided by each of these two parties.



     Prospectus updates; suspension of this offering. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed. We will file this prospectus supplement or post-effective amendment with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omits to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder. Each selling stockholder has agreed not to trade shares from the time the selling stockholder receives notice from us of this type of event until the selling stockholder receives a prospectus supplement or amendment. This time period will not exceed five trading days in any one instance.

     Termination of this offering. The rights agreement requires that we use commercially reasonable efforts to keep the registration statement effective until December 30, 1999, or later in limited circumstances. Therefore, this offering will terminate on the earlier of: (1) the expiration of this registration period, or (2) the date on which all shares offered under this prospectus have been sold by the selling stockholders.



                                 LEGAL MATTERS



     The validity of the issuance of the shares of common stock offered under this prospectus will be passed upon for us by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306. Fenwick & West LLP holds an option to purchase 6,250 shares of our Series A common stock.



                                    EXPERTS



     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as presented in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP given on their authority as experts in accounting and auditing.



     The financial statements of Narrative incorporated in this prospectus by reference to the audited historical financial statements included as Exhibit
99.01 of our Form 8-K/A filed on February 18, 1999 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.



                           FORWARD-LOOKING STATEMENTS



     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act relating to future events or financial results. These statements include statements indicating that we believe, we expect or we anticipate that events may occur or trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those disclosed in "Risk Factors" and elsewhere in this prospectus.


                      WHERE YOU CAN FIND MORE INFORMATION

     The following documents that we have filed with the Securities and Exchange Commission are incorporated by reference into this prospectus:


     - the registration statement on Form S-3 of which this prospectus is a part, and the exhibits and schedules filed with the registration statement and incorporated by reference into the registration statement



     - our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 31, 1999 and April 27, 1999


     - the registration of our Series A common stock on Form 8-A filed on June 13, 1997

     - all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including: (1) our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998, each as amended on February 8, 1999; (2) our current report on Form 8-K filed on January 14, 1999, as amended on February 19, 1999; (3) our two current reports on Form 8-K filed on January 21, 1999; (4) our current report on Form 8-K filed on February 19, 1999; and (5) our current report on Form 8-K filed on April 18, 1999



     - all other information that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering


     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.


     We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Securities and Exchange Commission. This web site can be accessed at http://www.sec.gov.



     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the Series A common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our Series A common stock, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Securities and Exchange Commission.



     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President and General Counsel, telephone: (650) 569-5000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AT HOME CORPORATION

                               919,000 SHARES OF
                             SERIES A COMMON STOCK

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------


     IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF THIS INFORMATION IS GIVEN OR THESE REPRESENTATIONS ARE MADE, YOU MAY NOT RELY ON THIS INFORMATION OR THESE REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED UNDER THE REGISTRATION STATEMENT, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered under this registration statement. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.


Securities and Exchange Commission registration fee.........  $25,054
Nasdaq National Market filing fee...........................   17,500
Accounting fees and expenses................................   10,000
Legal fees and expenses.....................................   30,000
Miscellaneous...............................................    7,446
                                                              -------
          Total.............................................  $90,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

     - under Section 174 of the Delaware General Corporation Law

     - for any transaction from which the director derived an improper personal benefit

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation further provides:

     - for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person

     - that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity

     - that the Registrant must advance to all indemnified parties the expenses (including attorney's fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay such advances if indemnification is determined to be unavailable

     - that the rights conferred in the Certificate of Incorporation are not exclusive

     - that the Registrant may not retroactively amend the Certification of Incorporation provisions relating to indemnity


     The indemnification provision in the Registrant's Certificate of Incorporation and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors' and officers' liability insurance. The following documents are incorporated by reference:


                                    DOCUMENT


     1. Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant filed July 16, 1997 (incorporated by reference to Exhibit
         3.06 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).


     2. Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers (incorporated by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared effective July 11, 1997).

     Certain agreements related to the Registrant's acquisition of Narrative provide for the indemnification of the Registrant and its directors, officers and employees from and against certain liabilities, including losses by the Registrant and its directors, officers and employees arising out of misrepresentations or breaches by Narrative regarding its business, and certain liabilities of the Registrant and its directors, officers and employees arising under the Securities Act, the Exchange Act or other federal or state laws. In addition, the escrow agreement referenced below provides that some shares of the Registrant's Series A common stock will be held as collateral for the indemnity obligations of the Narrative stockholders to the Registrant and its directors, officers and employees. The following documents are incorporated by reference:

                                    DOCUMENT

     1. Agreement and Plan of Merger among the Registrant, Transitory Corporation (a subsidiary of the Registrant) and Narrative dated December 17, 1998 (incorporated by reference to Exhibit 2.1 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     2.  Escrow Agreement dated December 30, 1998 among the Registrant, Charles
         M. Hazard, Jr. as representative of the Narrative stockholders and State Street Bank and Trust Company of California, N.A., as escrow agent (incorporated by reference to Exhibit 2.3 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     3. Rights Agreement dated December 30, 1998 between the Registrant and each of the Narrative stockholders (incorporated by reference to Exhibit 2.4 to the

Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).

     4. Letter Agreement dated February 9, 1999 between the Registrant and Carlyle Venture Coinvestment LLC (see Exhibit 99.02).

     5. Letter Agreement dated February 9, 1999 between the Registrant and Greylock Equity Limited Partnership (see Exhibit 99.03).

ITEM 16. EXHIBITS.


     The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:



    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
     2.01     Agreement and Plan of Merger among the Registrant,
              Transitory Corporation (a subsidiary of the Registrant) and
              Narrative dated December 17, 1998 (incorporated by reference to Exhibit 2.1 to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on January 14,
              1999).
     2.02     Certificate of Merger, as filed on December 30, 1998 with
              the Secretary of State of the State of Delaware
              (incorporated by reference to Exhibit 2.2 to the
              Registrant's report on Form 8-K filed with the Securities
              and Exchange Commission on January 14, 1999).
     2.03     Escrow Agreement dated December 30, 1998 among the
              Registrant, Charles M. Hazard, Jr. as representative of the
              Narrative stockholders and State Street Bank and Trust
              Company of California, N.A. as escrow agent (incorporated by reference to Exhibit 2.3 to the Registrant's report on Form
              8-K filed with the Securities and Exchange Commission on
              January 14, 1999).
     2.04     Rights Agreement dated December 30, 1998 between the
              Registrant and each of the Narrative stockholders
              (incorporated by reference to Exhibit 2.4 to the
              Registrant's report on Form 8-K filed with the Securities
              and Exchange Commission on January 14, 1999).
     3.01     Form of Fourth Amended and Restated Certificate of
              Incorporation of the Registrant filed July 16, 1997
              (incorporated by reference to Exhibit 3.06 to the
              Registrant's registration statement on Form S-1, File No.
              333-27323, declared effective July 11, 1997).
     3.02     Form of Second Amended and Restated Bylaws of the Registrant
              effective July 16, 1997 (incorporated by reference to
              Exhibit 3.05 to the Registrant's registration statement on
              Form S-1, File No. 333-27323, declared effective July 11,
              1997).
     3.03     Certificate of Amendment to Fourth Amended and Restated
              Certificate of Incorporation of the Registrant filed July 9,
              1998 (incorporated by reference to Exhibit 3.07 to the
              Registrant's 1998 annual report on Form 10-K/A filed with
              the Securities and Exchange Commission on March 31, 1999).
     4.01     Form of Certificate of the Registrant's Series A common
              stock (incorporated by reference to Exhibit 4.05 to the
              Registrant's registration statement on Form S-1, File No.
              333-27323, declared effective July 11, 1997).

    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
     4.02     Amended and Restated Stockholders' Agreement, dated August
              1, 1996, among the Registrant and the parties indicated
              therein, as amended on May 15, 1997 (incorporated by
              reference to Exhibit 4.04 to the Registrant's registration statement on Form S-1, File No. 333-27323, declared
              effective July 11, 1997).
     5.01     Opinion of Fenwick & West LLP regarding legality of the
              securities being registered.*
    23.01     Consent of Fenwick & West LLP (included in Exhibit 5.01).*
    23.02     Consent of Ernst & Young LLP, Independent Auditors.
    23.03     Consent of PricewaterhouseCoopers LLP, Independent
              Accountants.
    24.01     Power of attorney.*
    99.01     Press release issued by the Registrant on December 18, 1998 announcing its agreement to acquire Narrative (incorporated by reference to Exhibit 99.1 to the Registrant's report on
              Form 8-K filed with the Securities and Exchange Commission on January 14, 1999).
    99.02     Letter Agreement dated February 9, 1999 by and between the
              Registrant and Carlyle Venture Coinvestment LLC.*
    99.03     Letter Agreement dated February 9, 1999 by and between the
              Registrant and Greylock Equity Limited Partnership.*


---------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

     The Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or
        Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 28th day of April, 1999.


                                              AT HOME CORPORATION

                                              By: /s/ THOMAS A. JERMOLUK
                                              ----------------------------------
                                                      Thomas A. Jermoluk
                                                   Chairman, President and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



         SIGNATURE                         TITLE                      DATE
         ---------                         -----                      ----
PRINCIPAL EXECUTIVE OFFICER:

  /s/ THOMAS A. JERMOLUK*       President, Chief Executive      April 28, 1999
----------------------------    Officer and Chairman of the
     Thomas A. Jermoluk         Board

PRINCIPAL FINANCIAL OFFICER:

  /s/ KENNETH A. GOLDMAN*       Senior Vice President and       April 28, 1999
----------------------------    Chief Financial Officer
     Kenneth A. Goldman

PRINCIPAL ACCOUNTING
OFFICER:

   /s/ ROBERT A. LERNER*        Corporate Controller            April 28, 1999
----------------------------
      Robert A. Lerner

ADDITIONAL DIRECTORS:

 /s/ WILLIAM R. HEARST III*     Vice Chairman                   April 28, 1999
----------------------------
   William R. Hearst III

                                Director
----------------------------
C. Michael Armstrong

     /s/ L. JOHN DOERR*         Director                        April 28, 1999
----------------------------
       L. John Doerr

    /s/ LEO J. HINDERY*         Director                        April 28, 1999
----------------------------
       Leo J. Hindery

    /s/ JOHN C. MALONE*         Director                        April 28, 1999
----------------------------
       John C. Malone

         SIGNATURE                         TITLE                      DATE
         ---------                         -----                      ----
                                Director
----------------------------
John C. Petrillo

   /s/ BRIAN L. ROBERTS*        Director                        April 28, 1999
----------------------------
      Brian L. Roberts

     /s/ JAMES R. SHAW*         Director                        April 28, 1999
----------------------------
       James R. Shaw

   /s/ DAVID M. WOODROW*        Director                        April 28, 1999
----------------------------
      David M. Woodrow


*By: /s/ DAVID G. PINE
     -----------------------------------
     David G. Pine
     Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
23.02     Consent of Ernst & Young LLP, Independent Auditors.
23.03     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.